Thomas Industries Inc.

2001 Annual Report



A world of difference

Making a difference

Everyday, all over the world, Thomas Industries' products help to make a world of difference in people's lives. As the global leader in the production of pumps and compressors for Original Equipment Manufacturers (OEMs), Thomas products are found in a wide variety of applications crossing many different realms — healthcare, transportation, business equipment, consumer products, and environmental instrumentation to name a few.

Additionally, Thomas has a significant investment in lighting, holding a 32% interest in Genlyte Thomas Group LLC (GTG), one of the three largest lighting fixture companies in North America.

Thomas Industries faces the future with two strong business groups, a talented, motivated work force, powerful sales and distribution systems, state-of-the-art manufacturing, and a commitment to new product development – the hallmark of our Company.

Financial Highlights

(Dollars in thousands, except per share data)	2001	2000	Change
Net Sales	$ 184,382	$ 188,824	-2.4%
Income Before Income Taxes	45,040	48,298	-6.7%
Net Income	28,170	30,085	-6.4%
Cash Dividends Declared	5,162	4,621	11.7%
Shareholders' Equity	237,713	217,402	9.3%
Average Sales Per Employee	166.1	174.0	-4.5%
Net Income Per Share - Diluted	1.80	1.91	-5.8%
Dividends Per Share	0.34	0.30	13.3%
Shareholders' Equity Per Share	15.16	14.10	7.5%
Return on Beginning Shareholders' Equity	13.0%	14.4%	-9.7%
Average Common Shares and Equivalents Outstanding (000s)	15,621	15,777	-1.0%
Number of Shareholders	2,064	2,193	-5.9%
Average Number of Employees	1,110	1,085	2.3%
Other Performance Ratios (as a % of net sales):			
Gross Profit Margin	35.7%	36.0%	
Selling, General, & Administration Expenses	23.5%	23.3%	
Income Before Income Taxes	24.4%	25.6%	
Net Income	15.3%	15.9%	

Net Income
(In Millions of Dollars)


30
25
20
15
10
5
22.5
24.5
26.2
30.1
28.2
97
98
99
00
01

Earnings Per Share
(In Dollars)


2.0
1.5
1.0
.5
0
1.38
1.50
1.62
1.91
1.80
97
98
99
00
01

Return on Beginning Shareholders' Equity
(Percent)


15
12.5
10
7.5
5
2.5
14.2
14.1
13.7
14.4
13.0
97
98
99
00
01

Debt to Capital
(Percent)


25
20
15
10
5
0
24.1
20.2
16.2
15.8
9.5
97
98
99
00
01

To Our Shareholders

"...we were able to position ourselves for future growth as we developed new products for exciting new applications, improved overall manufacturing efficiencies, and further enhanced product performance in existing markets..."



Timothy C. Brown
Chairman, President and
Chief Executive Officer

Despite a tough global economy, Thomas Industries recorded the second best year in the Company's history. Net income was $28.2 million, or $1.80 per share, compared to $30.1 million, or $1.91 per share, in 2000. After adjusting for last year's non-recurring items, 2000 earnings per share were $1.86.

In 2001, we began to see a slowing of incoming activity as early as February, and that weakness continued through the year. Most impacted by the recession were our North American pump and compressor operations, where sales after adjustments for intercompany activity were down about four percent. Overall, Company-wide sales declined 2.4 percent. Foreign currency exchange rates had a negative impact on sales and operating income of $3,200,000 and $1,035,000, respectively.

As a result of the sales downturn, we adjusted our expenses and staffing to appropriate levels while maintaining adequate personnel to support the growth initiatives throughout the Company.

Our lighting joint venture, Genlyte Thomas Group LLC (GTG) had a very good year despite declining construction activity in the second half. GTG recorded a 2.2 percent decline in revenues for 2001, however, net income was up 1.6 percent as operating margins improved and interest expense declined. Thomas Industries, which has a 32 percent interest in GTG, recorded an improvement in equity earnings from the joint venture of 1.1 percent, or $260,000. We continue to be pleased with the performance of GTG. The joint venture has an extremely strong balance sheet with a net cash position as of the end of the year 2001. Management therefore has the ability to continue to invest in the business for internal growth as well as to make acquisitions to fill any niche product voids. The joint venture has generated synergies in excess of $30 million since its formation in August 1998. As we move into 2002, even more synergies should be realized through further factory consolidations, a global purchasing program and cross branding activity as a result of inter-divisional new product development. As has been the key to success over the years, GTG introduced many new products in 2001 that will further solidify its market position in 2002.

As for our primary focus, pumps and compressors, the year was disappointing in terms of sales and operating profits. Nonetheless, we were able to position ourselves for future growth as we developed new products for exciting new applications, improved overall manufacturing efficiencies, and further enhanced product performance in existing markets. Throughout this annual report, you will see the wide variety of applications for our products and how Thomas pumps and compressors, as components incorporated into our customers' end products, help to make a world of difference in people's lives.

Following is a brief summary of our most important markets and our outlook for future growth:

Medical

Overall our medical markets grew about four percent for the year. Compressor sales for oxygen concentrators and nebulizers grew worldwide, although at a slower rate than originally anticipated. Sales for patient monitoring applications were also strong during the year. This has been an ideal area for Thomas to expand into offering complete "systems" to our customers. As a value-added component of our service, we are able to add ancillary components to our pumps, allowing customers to cut down on the number of vendors they deal with. Thomas is also the leading supplier of compressors for respiratory care, and as we look to 2002 and beyond, applications in this market segment will continue to be strong, especially with the expected growth in the world population over age 55. Applications for medical devices represent over one-third of the Company's sales, and we will continue to support this growth industry as we search for new technologies and new designs to incorporate in our product offerings.

Commercial/Industrial

Perhaps more so than any of our markets, commercial and industrial applications for our products were negatively affected by the slow economy. At the same time, these markets should respond nicely when the economy improves. We are well positioned here with long-standing customer relationships and our ability to offer cost effective and innovative solutions. We are spending significant R&D dollars on fuel cell projects and have a broad array of products that we can bring to this potential market – although we believe that any real sales opportunities in fuel cells is still a number of years away.

Automotive

Automotive has become a growing market for Thomas Industries. In the past, we've provided compressors for air suspension in the Range Rover and in the automotive after-market. This year, we'll additionally be providing compressors used in both air suspension and tire inflation for the new Hummer II vehicle. The active seat application with BMW, in their new 7 Series, will continue to provide nice volume in 2002 as well. Thomas Industries is developing a reputation in the industry as a supplier of compressors for high performance niche applications, and we are aggressively seeking out these opportunities for future growth.

Environmental

Another important market to Thomas Industries is environmental, which unfortunately was relatively weak in 2001. Applications in this market include vapor recovery, freon recovery, leakage detection, sewage aeration, and air and gas sampling. With increasing regulatory requirements, we believe there will be continued opportunity in the next few years in the U.S. as well as globally. Applications in water sampling as well as toxic gas detection will also provide growth opportunities in the years ahead.

Laboratory

Sales to the laboratory market in 2001 were over eight million dollars. While we believe the overall market in 2002 will demonstrate modest growth, our opportunity will come from expansion of our dry pump offering for deep vacuum applications. We have considerably broadened our offerings to serve applications requiring varying levels of deep vacuum, and we have expanded our distribution globally.

Liquid Pumps

Several years ago, we began an initiative to become a more significant player in the liquid pump market, a natural extension to our product line. Since then, we've significantly broadened our product offering, and expect this line to grow nicely in the years ahead. In 2001, sales of liquid pumps were about $14 million, and we anticipate growth will come from continued internal product development, expansion of our Oberdorfer product offering, and acquisition of niche product lines.

Acquisitions

With a very strong balance sheet, we are searching for acquisition candidates that expand our product offering or capabilities. We look for companies that play to Thomas' strengths – companies that participate in growth markets, that have an OEM orientation, produce engineered products, are compatible with our international sales network and have operating synergies with our business.

Investments in our factories and our processes are as important as new product development. In 2001, we spent $8,548,000 in capital expenditures to reduce costs and improve our performance. In the U.S., we continue to automate our processes and have implemented robotics in our plants. In 2001, we initiated supply chain management in both the U.S. and Europe. The result has been a reduction in inventory as well as costs, and we have improved our overall service. We strive for manufacturing excellence, and will continue to make products in a world-class environment.

As is the case with GTG, Thomas Industries possesses an extremely strong financial position. Our debt to capital ratio is only 9.5%, and we clearly have the ability to make acquisitions, pay dividends, and invest back into our business.

On February 6, 2002, the Board of Directors approved an $.085 quarterly dividend to shareholders of record as of March 1, 2002. This is the 187th consecutive quarterly cash dividend paid by the Company, and reflects the ongoing positive outlook for the Company.

While the first half of 2002 will be difficult, we believe the second half will show stronger results, depending on a recovery of economies around the world. Also, due to changes in accounting rules for goodwill amortization, we estimate that Thomas Industries will benefit $.21 per share versus 2001 since we will no longer be amortizing goodwill.

Thomas Industries is a Company with two strong businesses that design and manufacture products that do make a difference in today's world. Both businesses are well positioned for growth and both have exceedingly strong financial resources. We thank our employees around the world for their contribution to our success, and we appreciate the ongoing support and loyalty of our directors, shareholders, and customers.

Timothy C. Brown

Timothy C. Brown
Chairman, President & Chief Executive Officer
March 11, 2002

A difference in air quality


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As we enter a new millennium, a collective concern about the quality of our air is growing throughout the world. As a response, more and more industrialized countries are calling for regulations or toughening existing ones.

Thomas pumps serve a variety of applications that analyze, monitor or improve the quality of the air we breathe. For example, in gasoline vapor recovery systems, pumps within the fuel dispensers return fumes to an underground storage tank.

8014 Wob'l Piston Pump

This specially designed vapor recovery pump, which is approved in many countries, is resistant to gasoline and gasoline vapors and complies with explosion proof requirements.





TA Series Articulating Piston Pump

This single piston pump, designed for high-pressure and continuous duty, is ideal for heavy duty, industrial applications.

In the workplace, employee safety is always an overriding concern. Protecting valuable inventory from damage is also a primary objective. In colder climates, unheated warehouses present a particular problem when it comes to fire protection, as water in the sprinkler lines could easily freeze. These warehouses require a dry sprinkler system, and Thomas compressors play a vital role in keeping the lines filled with air and adequately pressurized.



A difference in safety



A difference in durability

The rugged conditions of a typical construction site can hamper a job if the equipment isn't designed to hold up. Thomas makes a full line of tough, heavy-duty compressors to power nailing and stapling operations.

Features such as patented dirt deflectors, maintenance-free operation and quick cold weather starts make Thomas Air Pac and Renegade products the first choice for professional builders.

T-200ST Single Wob'l Piston Oil-Less Compressor

The Renegade provides long life, quiet operation, and maximum power with multiple tool operation from this unit.





125 Wob'l Piston Pump

This high performance DC powered Wob'l Piston Pump incorporates engineered resins to minimize costs.

30PB-02 Centrifugal Pump

***This pump's self-priming capability* allows it to remove the air out of empty transfer lines and re-start the pumping action.**

Farmers drive hundreds of miles every year when they plow, disk, plant, cultivate and harvest their fields. Thomas compressors used in tractor air seats help make those miles more comfortable, while centrifugal pumps from Thomas' Oberdorfer subsidiary clean the combs of the cotton harvester, improving efficiency and maximizing the "uptime" of the machine.

A difference in productivity





A difference in well-being

In a medical emergency, paramedics know that every second counts. Thomas products can help in two ways. In an ambulance, compressors within the suspension system allow special air springs to lower the vehicle quickly and easily to accommodate the gurney. Once inside the ambulance, a patient may require an emergency suction unit or "crash cart" containing a Thomas pump.



315 Wob'l Piston Compressor
This DC powered unit utilizes a deccicant dryer to eliminate moisture from freezing air supply lines.



007 Diaphragm Pump
The leak tight, sealed chamber of this diaphragm pump makes it ideal for medical applications.

In Europe, Thomas products help to make a world of difference in the taste of lager and ale. Beverage dispensing systems utilize a Thomas pump to generate nitrogen, which gives beer a fuller head and a better flavor.

These systems are replacing many of the older, long draw systems that use compressed air and CO_2. New dispensing systems for the home are another application for Thomas products.

2750 Wob'l Piston Compressor
This two stage, special design offers high pressure, long life and high flow.



A difference in taste





N993R-06
Bronze Rotary Gear Pump
A unique design affords long life in a highly corrosive chemical environment. This pump has the ability to maintain a precise flow level throughout its entire service life.

When making a good impression is important, a nice, clean appearance is always an easy way to begin. For example, a simple drive through a car wash can turn a dust-covered heap into a gleaming carriage. Thomas liquid pumps dispense soap and solution in all kinds of products such as car wash systems and commercial dishwashers. Dependable pump performance is critical in assuring maximum cleaning effectiveness while controlling the use, and hence the cost, of the cleaning solution.


UNDERCARRIAGE
FOAM BATH
COLORSHINE
RINSE
VORTEX DRY
CYCLES REMAINING
DRIVE
STOP
BACK UP AND RE-CENTER
THANK YOU!

A difference in cleanliness


Photo courtesy of Labconco Corporation, Kansas City, Missouri

A difference in performance

2024B Diaphragm Pump
Corrosion resistant pump features an all Teflon head to assure long life despite exposure to aggressive gases.



There are perhaps few efforts more beneficial to mankind than laboratory research and testing. In demanding lab environments where space and time are at a premium, technicians rely on their equipment for dependable and accurate performance in a variety of functions including preparing biological and chemical samples for analysis. Compact, cost effective Welch - Thomas pumps provide a reliable, low-maintenance vacuum source for laboratory applications requiring distillation, drying and concentration.



A difference in appearance

In today's world, age-old problems are suddenly finding new, high tech solutions. This has made a big impact in the world of beauty, where applications for Thomas products can be found in

medical equipment used for cosmetic surgery, misting and spraying operations in beauty salons, and in consumer products that actually help to reduce cellulite through deep massage.

5003 Diaphragm Pump
Ideal for consumer applications, its snap-together construction facilitates high speed assembly at a very low cost.





VX 200HB Piston Compressor

The Vortex compressor is custom engineered for extended life and provides continuous duty, low noise performance.

700C Closed Coupled Bronze Centrifugal Pump

This pump uses special alloys to provide corrosion resistance to many liquids including commercial chemicals. It provides long life and is extremely quiet.

Locomotives are now subject to more stringent EPA limits on emissions, and Thomas products are an integral part of a new locomotive operating system that saves over 8,000 gallons of diesel fuel per year on a typical locomotive.

Thomas piston compressors and Oberdorfer liquid pumps are utilized in an auxiliary power unit (APU) that eliminates the need to idle the main engine while locomotives are stationary. The APU maintains all vital main engine systems at greatly reduced fuel consumption.



A difference in fuel efficiency



Genlyte Thomas Group LLC (GTG) continues to offer a full spectrum of lighting fixtures and controls with an emphasis on optimum performance and energy efficiency.

Effective lighting can make a world of difference in people's daily lives. Office workers experience reduced glare on their computer monitors; diners enjoy the ambiance of a dramatically-lit restaurant; night drivers encounter uniform light levels with no "hot spots"; shoppers appreciate the true color rendition of the merchandise they buy, and later benefit from a well-lit, safe parking lot as they make their way back to their cars.

Through its' lighting joint venture, Genlyte Thomas Group LLC (GTG), Thomas provides a wide array of lighting products that serve the industrial, commercial, residential and specialty markets. GTG, the third largest manufacturer of lighting fixtures and controls in North America, offers the most recognized and respected brand names in the industry.

A difference in lighting


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Financial Contents

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Thomas' discussion and analysis of its financial condition and results of operations are based upon Thomas' consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. When preparing these consolidated financial statements, the Company is required to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. The Company evaluates its estimates, including, but not limited to, those related to product warranties, bad debts, inventories, equity investments, income taxes, pensions and other post-retirement benefits, contingencies, and litigation. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

In response to the Securities and Exchange Commission's (SEC) Release No. 33-8040, "Cautionary Advice Regarding Disclosure About Critical Accounting Policies", the Company identified the following critical accounting policies which affect its more significant judgments and estimates used in the preparation of its consolidated financial statements. Based on the SEC's suggestions, included with the accounting policies are potential adverse results which could occur if different assumptions or conditions were to prevail.

The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of Thomas' customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. Thomas provides for the estimated cost of product warranties. While the Company engages in extensive product quality programs and processes, should actual product failure rates differ from estimates, revisions to the estimated warranty liability would be required. Thomas writes down its inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

Thomas holds a 32 percent minority interest in the Genlyte Thomas Group LLC (GTG) joint venture, which comprises Thomas' lighting segment and is accounted for using the equity method. If future adverse changes in market conditions or poor operating results of GTG occurred, it could result in losses or an inability to recover the carrying value of the Company's investment, thereby possibly requiring an impairment charge in the future. GTG's critical accounting policies are determined separately by The Genlyte Group Incorporated, which owns 68 percent of GTG and consolidates the GTG results.

Results of Operations

The Company's net income of $28.2 million in 2001, was the second highest level in the Company's history. The 2001 net income came in 6.4% below the 2000 record net income of $30.1 million, which included non-recurring, after-tax gains of $1.3 million related to the proceeds from a life insurance policy and sale of securities that were partially offset in 2000 by an after-tax charge of $.6 million related to environmental costs. The net impact of these items in 2000 was $.05 per share. Net income in 2000 was $3.9 million or 15.0% over the 1999 net income of $26.2 million.

Pump and Compressor Segment

Net sales for the Pump and Compressor Segment in 2001 were $184.4 million, which represents a decrease of $4.4 million, or 2.4%, from the 2000 net sales of $188.8 million. The shortfall in sales came primarily from the North American operations, due to lower levels of demand and some cancellation of projects. The softness in North America came in the industrial, environmental and construction markets. Our medical market, which comprises approximately 35 percent of our revenues, showed modest growth. This was due to continued strength in our single largest application, the oxygen concentrator, which represents over 50 percent of the Company's sales in the medical equipment market. Sales for 2001 in our European operation were basically flat in U.S. dollars, but would have been $2.1 million higher, if measured in constant exchange rates. This increase in sales, at constant exchange rates, was due to strength in our medical and automotive markets in Europe. Sales in our Asia Pacific operations increased $1.1 million, or 11.7%, when measured in U.S. dollars. If measured at constant exchange rates, the Asia Pacific sales would have increased an additional $1.1 million in 2001. The increase in Asia Pacific was due primarily to strength in the medical, environmental, and industrial markets. The 2000 net sales for the Pump and Compressor Segment of $188.8 million were $11.0 million, or 6.2%, over 1999. The increase was due primarily to the growth in our Asia Pacific operation and to the October 1999 acquisition of Oberdorfer Pumps.

Operating income in 2001 for the Pump and Compressor Segment decreased to $28.5 million, or 9.9% lower than the $31.6 million level in 2000. The 2001 decrease was due to several factors including pricing pressures, unfavorable manufacturing variances due to lower plant utilization, $1.0 million in unfavorable exchange rate effects when measured in constant exchange rates, and overall general softness in the economy. Additionally, SG&A expenses increased $.9 million in 2001 in the Pump and Compressor business primarily due to increasing our presence in Asia Pacific and by continuing to invest in engineering efforts, which management believes should benefit our company in the future. The 2000 operating income of $31.6 million increased 6.9% over the 1999 level of $29.6 million. The 2000 operating income was a record for the Pump and Compressor Segment, and the increase was primarily due to increased sales.

Lighting Segment

As disclosed in the notes to the consolidated financial statements, the Lighting Segment's operating income includes our 32% interest in the GTG joint venture, our amortization of Thomas' excess investment in GTG, and expenses related to Thomas Industries stock options issued to GTG employees. The Lighting Segment's operating income was $24.8 million in 2001 compared to $24.6 million in 2000. This 0.8% increase was due in part to the full year favorable impact in 2001 of the acquisitions by GTG of Chloride Systems and Translite during the fourth quarter of 2000, which were partially offset by lower operating income due to lower sales levels in the stock and flow goods businesses, which experienced intense competitive pressures due to the softness in commercial construction. Operating income was $24.6 million in 2000 compared to $23.1 million in 1999. This increase was due in part to the acquisitions noted above, improved margins due to mix, cost reductions, and synergies realized due to the formation of the joint venture.

At any time on or after January 31, 2002, Thomas has the right (a "put right"), but not the obligation, to require the Joint Venture (GTG) to purchase all, but not less than all, of Thomas' ownership interest in GTG at the applicable purchase price. The purchase price shall be equal to the "Fair Market Value" of GTG multiplied by Thomas' ownership percentage in GTG. The "Fair Market Value" means the value of the total interests in GTG computed as a going concern, including the control premium. Further explanation can be found in our Joint Proxy Statement dated July 23, 1998, which is on file with the SEC. The Company will continue to review alternatives with respect to the GTG put right.

Corporate

Interest expense for 2001 decreased $.4 million, or 9.1%, from 2000, due primarily to the lower levels of long-term debt, which were partially offset by higher levels of short-term borrowings during 2001. On January 31, 2001, the Company made a $7.7 million payment on our private placement long-term debt, which bears interest at 9.36%.

Income tax provisions were $16.9 million, $18.2 million, and $16.1 million in 2001, 2000, and 1999, respectively. The effective income tax rate was 37.5% in 2001, compared to 37.7% in 2000 and 38.1% in 1999.

The Company, like other manufacturers, is subject to environmental rules and regulations regarding the use, disposal, and cleanup of substances regulated under environmental protection laws. It is the Company's policy to comply with these rules and regulations, and the Company believes that its practices and procedures are designed to meet this compliance. The Company is involved in remedial efforts at certain of its present and former locations, and when costs can be reasonably estimated, the Company records appropriate liabilities for such matters. The Company does not believe that the ultimate resolution of environmental matters will have a material adverse effect on its financial position, results of operations, or liquidity.

At December 31, 2001, the Company employed approximately 1,075 people.

Liquidity and Sources of Capital

Cash and cash equivalents increased $15.6 million to $29.5 million at December 31, 2001, compared to $13.9 million and $16.5 million at December 31, 2000 and 1999, respectively. This increase was primarily due to the collection of a $22.3 million note from GTG in November 2001. Cash flows from operations were $21.9 million in 2001 compared to $28.0 million in 2000 and $26.7 million in 1999. The reduction in cash flows from operations in 2001 were primarily due to lower earnings, lower tax distributions from GTG, and to higher compensation incentive payments in 2001 for the 2000 results.

Cash flows from operations have exceeded Thomas' capital requirements for net property additions and dividends for the last three years, providing additional funds for the 1999 acquisition of Oberdorfer Pumps, Inc., the net reductions of long-term and short-term debt during 2001, 2000, and 1999, totaling $23.5 million, and treasury stock purchases in 2001, 2000, and 1999, totaling $17.3 million.

Dividends paid in 2001 were $5.0 million compared with $4.7 million, in both 2000 and 1999. In February 2001, the Company increased its quarterly dividend per share from $.075 to $.085, effective with the April 1, 2001 dividend.

The following summarizes the Company's contractual obligations at December 31, 2001, and the effect such obligations are expected to have on its liquidity and cash flow in future periods.

December 31 (In Thousands)	Total	Less than 1 year	1-3 years	After 3 years
Contractual Obligations:				
Long-term debt	$32,726	$ 7,788	$15,586	$ 9,352
Non-cancelable operating lease obligations	7,656	2,017	2,089	3,550
Other long-term obligations	577	119	238	220
Total contractual obligations	$40,959	$ 9,924	$17,913	$13,122

As of December 31, 2001, the Company had standby letters of credit totaling $4,518,000 with expiration dates during 2002. The Company anticipates that these letters of credit will be renewed at their expiration dates.

The Company announced in December 1999 that it planned to repurchase, from time to time depending on market conditions and other factors, up to 15 percent, or 2,373,000 shares, of its outstanding Common Stock in the open market or through privately negotiated transactions at the prevailing market prices. During 2001, the Company purchased an additional 3,300 shares at a cost of $67,000. Through December 31, 2001, the Company has purchased, on a cumulative basis, 879,189 shares at a cost of $17.3 million, or an average cost of $19.72 per share. The Company plans to fund any purchase of Company stock through a combination of cash flows generated from operating activities and uncommitted borrowing arrangements.

The Company's long-term debt bears interest at fixed rates, with the exception of the $1.25 million Industrial Revenue Bond that accrues interest at a variable rate. Short-term borrowings are priced at variable interest rates. The Company's results of operations and cash flows, therefore, would only be affected by interest rate changes to the extent of variable rate debt. At December 31, 2001, only the $1.25 million Industrial Revenue Bond was outstanding. A 100 basis point movement in the interest rate on the $1.25 million bond would result in an $12,500 annualized effect on interest expense and cash flows.

The Company also has short-term investments of $28.8 million as of December 31, 2001 that bear interest at variable rates. Therefore, a 100 basis point movement in the interest rate would result in an approximate $288,000 annualized effect on interest income and cash flows.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The fair value of the Company's long-term debt is estimated based on current interest rates offered to the Company for similar instruments. A 100 basis point movement in the interest rate would result in an approximate $490,000 annualized effect on the fair value of long-term debt.

The Company has significant operations consisting of sales and manufacturing activities in foreign countries. As a result, the Company's financial results could be significantly affected by factors such as changes in currency exchange rates or changing economic conditions in the foreign markets in which the Company manufactures or distributes its products. Currency exposures for our Pump and Compressor Segment are concentrated in Germany but exist to a lesser extent in other parts of Europe and Asia. Our Lighting Segment currency exposure is primarily in Canada.

Working capital increased from $30.6 million at December 31, 2000, to $46.0 million at December 31, 2001, primarily due to proceeds received from GTG's note payment. This was partially offset by long-term debt payments. Working capital decreased from $32.2 million at December 31, 1999, to $30.6 million at December 31, 2000, primarily due to the stock repurchase program.

	December 31		
(Dollars in Thousands)	2001	2000	1999
Working capital	$ 45,978	$ 30,677	$ 32,244
Current ratio	2.52	1.94	2.06
Long-term debt, less current portion	$ 24,938	$ 40,727	$ 40,513
Long-term debt to total capital	9.5%	15.8%	16.2%

Certain loan agreements of the Company include restrictions on working capital, operating leases, tangible net worth, and the payment of cash dividends and stock distributions. Under the most restrictive of these arrangements, retained earnings of $83.2 million are not restricted at December 31, 2001. Thomas is in compliance with all covenants or other requirements set forth in its borrowing agreements. In the event of non-compliance or if Thomas prepays the debt, then Thomas would incur a penalty. At December 31, 2001, the prepayment penalty would have been approximately $2.5 million on a pre-tax basis.

As of December 31, 2001, the Company had no short-term borrowing arrangements. Thomas currently expects to fund expenditures for capital requirements as well as liquidity needs from a combination of available cash balances, internally generated funds, and, if necessary, short-term financing arrangements. The Company does not have any bank committed lines of credit and management believes, if short-term borrowings were needed to support the sales growth of the business, that competitive financing could be obtained given the current financial position of the Company. Cash in excess of operating requirements will continue to be invested in high grade, short-term securities.

As disclosed in the footnotes to the consolidated financial statements, the Company does have a 32 percent interest in the GTG joint venture, which is accounted for using the equity method, and therefore, is an unconsolidated entity. At December 31, 2001 and 2000, except as described above, management was aware of no relationships with any other unconsolidated entities, financial partnerships, structured finance entities, or special purpose entities which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

New European Currency

Twelve European countries (the European Monetary Union) have adopted a common currency. The new currency (Euro) replaced the existing currencies of the participating countries. The transition from the various currencies to the Euro occurred over a three-year period and became effective in 2002.

While management currently believes the Company has accommodated any required changes in its operations, there can be no assurance that its customers, suppliers, service providers, or government agencies will all meet the Euro currency requirements in a timely manner. Such failure to complete the necessary work on a timely basis could result in material financial risk. At this time, we have had no significant problems related to the Euro conversion that has affected our Company.

New Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations" (SFAS 141) and SFAS No. 142, "Goodwill and Other Intangible Assets" (SFAS 142). These statements established new accounting and reporting standards for business combinations and associated goodwill and intangible assets. SFAS 141, effective July 1, 2001, eliminates the pooling of interest method of accounting and amortization of goodwill for business combinations initiated after June 30, 2001. SFAS 142, effective January 1, 2002, requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually. The estimated pre-tax benefit to the Company as a result of not recording goodwill amortization in 2002 is $4,265,000. This is a preliminary estimate and includes $483,000 of amortization related to the pump and compressor segment and $3,782,000 related to the lighting segment. On an after-tax basis the impact is $3,339,000 or $.21 per share. The Company has not completed its assessment of the additional effects of adopting SFAS 142, but at this time the Company does not anticipate a significant effect on its results of operations or financial position.

The FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS 144), dated August 2001. This statement supercedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," and the accounting and reporting provisions of Accounting Principles Board (APB) Opinion No. 30, "Reporting Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." SFAS 144 requires that one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired, and it broadens the presentation of discontinued operations to include more disposal transactions. We will adopt the provisions of SFAS 144 as of January 1, 2002 and we are currently evaluating the impact SFAS 144 may have on our financial position and results of operations.

Forward-Looking Statements

The Company makes forward-looking statements from time to time and desires to take advantage of the "safe harbor" which is afforded such statements under the Private Securities Litigation Reform Act of 1995 when they are accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those in the forward-looking statements.

The statements contained in the foregoing "Management's Discussion and Analysis of Financial Condition and Results of Operations," as well as other statements contained in this Annual Report and statements contained in future filings with the Securities and Exchange Commission and publicly disseminated press releases, and statements which may be made from time to time in the future by management of the Company in presentations to shareholders, prospective investors, and others interested in the business and financial affairs of the Company, which are not historical facts, are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those set forth in the forward-looking statements. Any projections of financial performances or statements concerning expectations as to future developments should not be construed in any manner as a guarantee that such results or developments will, in fact, occur. There can be no assurance that any forward-looking statement will be realized or that actual results will not be significantly different from that set forth in such forward-looking statement. In addition to the risks and uncertainties of ordinary business operations, the forward-looking statements of the Company referred to above are also subject to the following risks and uncertainties:

- The Company operates in a highly competitive business environment, and its sales could be negatively affected by its inability to maintain or increase prices, changes in geographic or product mix, or the decision of its customers to purchase competitive products instead of the Company's products. Sales could also be affected by pricing, purchasing, financing, operational, advertising, or promotional decisions made by purchasers of the Company's products.
- The Pump and Compressor Segment operates in a market where technology improvements and the introduction of products for new applications are necessary for future growth. The Company could experience difficulties or delays in the development, production, testing, and marketing of new products. As an original equipment supplier, the Company's results of operations are directly affected by the success of its customers' products.
- The Pump and Compressor Segment has several key customers, none of which are 10% or more of our consolidated sales. However, the loss of any of these key customers could have a negative effect on the Company's results.
- On an annual basis, the Company negotiates renewals for property, casualty, workers compensation, general liability, product liability, and health insurance coverages. Due to conditions within these insurance markets and other factors beyond the Company's control, future coverages and the amount of the related premiums could have a negative effect on the Company's results.
- The Pump and Compressor Segment has the leading market share in the oxygen concentrator OEM market worldwide. The Company's market share could be reduced significantly due to a competitor, the vertical integration by our customers, or new technology replacing compressed air in oxygen concentrators. The loss of market share in the oxygen concentrator OEM market could have a significant effect on the Company's results.
- GTG, which comprises the Company's Lighting Segment, participates in a highly competitive market that is dependent on the level of residential, commercial, and industrial construction activity in North America. Changes in interest rates, consumer preferences, office and plant occupancy rates, and acceptance of new products affect the Lighting Segment.
- As the Company's business continues to expand outside the United States, the Company could experience changes in its ability to obtain or hedge against currency exchange rates and fluctuations in those rates. The Company could also be affected by nationalizations; unstable governments, economies, or legal systems; terrorist attacks; or inter-governmental disputes. These currency, economic, and political uncertainties may affect the Company's results.

The forward-looking statements made by the Company are based on estimates that the Company believes are reasonable. This means that the Company's actual results could differ materially from such estimates and expectations as a result of being positively or negatively affected by the factors as described above, as well as other unexpected, unanticipated, or unforeseen factors.

Common Stock Market Prices and Dividends

The Company's common stock is traded on the New York Stock Exchange (ticker symbol TII). On January 25, 2002, there were 2,056 security holders of record. High and low stock prices and dividends for the last two years were:

	2001			2000		
	Market Price		Cash Dividends	Market Price		Cash Dividends
Quarter Ended	High	Low	Declared	High	Low	Declared
March 31	$ 27.30	$ 20.19	$ .085	$ 20.00	$ 17.50	$ .075
June 30	29.50	20.65	.085	20.63	17.69	.075
September 30	28.90	20.20	.085	20.88	17.88	.075
December 31	27.22	20.98	.085	23.25	18.56	.075

Consolidated Statements of Income

(In thousands, except share data)	Years ended December 31 2001	2000	1999
Net sales	$184,382	$188,824	$177,802
Cost of products sold	118,625	120,835	113,752
Gross profit	65,757	67,989	64,050
Selling, general and administrative expenses	43,411	44,070	41,914
Equity income from GTG	24,835	24,575	23,147
Operating income	47,181	48,494	45,283
Interest expense	3,630	3,995	4,601
Interest income and other	1,489	3,799	1,527
Income before income taxes	45,040	48,298	42,209
Income taxes	16,870	18,213	16,059
Net income	$ 28,170	$ 30,085	$ 26,150
Net income per share – Basic	$ 1.86	$ 1.95	$ 1.66
Net income per share – Diluted	$ 1.80	$ 1.91	$ 1.62

See accompanying notes.

Consolidated Balance Sheets

(In thousands)	December 31 2001	December 31 2000
Assets		
Current assets:		
Cash and cash equivalents	$ 29,500	$ 13,941
Accounts receivable, net	21,026	22,255
Inventories	20,696	22,288
Deferred income taxes	2,497	2,713
Other current assets	2,442	2,251
Total current assets	76,161	63,448
Property, plant and equipment, net	39,770	39,521
Investment in GTG	179,219	168,954
Note receivable from GTG	–	22,287
Intangible assets, net	9,244	10,111
Other assets	2,320	1,791
Total assets	$306,714	$306,112
Liabilities and shareholders' equity		
Current liabilities:		
Accounts payable	$ 6,861	$ 7,340
Accrued expenses and other current liabilities	11,738	13,530
Dividends payable	1,295	1,129
Income taxes payable	2,501	2,986
Current portion of long-term debt	7,788	7,786
Total current liabilities	30,183	32,771
Deferred income taxes	5,349	7,776
Long-term debt, less current portion	24,938	40,727
Other long-term liabilities	8,531	7,436
Total liabilities	69,001	88,710
Shareholders' equity:		
Preferred stock, $1 par value, 3,000,000 shares authorized - none issued	–	–
Common stock, $1 par value, shares authorized: 60,000,000; shares issued: 2001 - 17,855,511; 2000 - 17,670,342	17,856	17,670
Capital surplus	114,342	112,027
Deferred compensation	739	401
Treasury stock held for deferred compensation	(739)	(401)
Retained earnings	158,161	135,153
Accumulated other comprehensive income (loss)	(14,189)	(9,058)
Less cost of treasury shares: 2,622,339 shares in 2001; 2,619,039 shares in 2000	(38,457)	(38,390)
Total shareholders' equity	237,713	217,402
Total liabilities and shareholders' equity	$306,714	$306,112

See accompanying notes.

Consolidated Statements of Shareholders' Equity

(In thousands)	Years ended December 31 2001	2000	1999
Common stock:			
Beginning of year	$ 17,670	$ 17,567	$ 17,486
Stock options exercised and other	171	76	81
Shares issued to deferred share trust	14	20	-
Other	1	7	-
End of year	17,856	17,670	17,567
Capital surplus:			
Beginning of year	112,027	110,988	110,412
Stock options exercised	1,278	480	569
Tax benefit from options exercised and other	691	183	7
Shares issued to deferred share trust	346	376	-
End of year	114,342	112,027	110,988
Deferred compensation:			
Beginning of year	401	-	-
Deferred compensation	338	401	-
End of year	739	401	-
Treasury stock held for deferred compensation:			
Beginning of year	(401)	-	-
Increase in treasury stock held for deferred compensation	(338)	(401)	-
End of year	(739)	(401)	-
Retained earnings:			
Beginning of year	135,153	109,689	88,277
Net income	28,170	30,085	26,150
Cash dividends declared	(5,162)	(4,621)	(4,738)
End of year	158,161	135,153	109,689
Accumulated other comprehensive income (loss):			
Beginning of year	(9,058)	(6,385)	(4,351)
Other comprehensive (loss)[1]	(5,131)	(2,673)	(2,034)
End of year	(14,189)	(9,058)	(6,385)
Treasury stock:			
Beginning of year	(38,390)	(22,377)	(21,137)
Treasury stock purchased	(67)	(16,013)	(1,255)
Treasury stock retired and other	-	-	15
End of year	(38,457)	(38,390)	(22,377)
Total shareholders' equity	$237,713	$217,402	$209,482

(1) A reconciliation of net income to total comprehensive income follows.

(In thousands)	Years ended December 31 2001	2000	1999
Net income	$ 28,170	$ 30,085	$ 26,150
Other comprehensive income (loss):			
Minimum pension liability	(3,032)	(89)	706
Related tax benefit (expense)	1,137	34	(268)
Foreign currency translation	(3,236)	(2,618)	(2,472)
Total comprehensive income	$ 23,039	$ 27,412	$ 24,116

At December 31, 2001, accumulated other comprehensive income was a loss of $14,189,000 comprised of foreign currency translation losses of $12,239,000 and a minimum pension liability of $1,950,000.

See accompanying notes.

Consolidated Statements of Cash Flows

(In thousands)	Years ended December 31 2001	2000	1999
Operating activities			
Net income	$28,170	$30,085	$26,150
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	8,364	7,907	7,671
Deferred income taxes	(1,045)	1,010	503
Equity income from GTG	(24,835)	(24,575)	(23,147)
Distributions from GTG	11,592	13,797	12,013
Other items	495	216	801
Changes in operating assets and liabilities, net of effect of acquisitions:			
Accounts receivable	255	(2,076)	(1,849)
Inventories	761	(3,467)	671
Accounts payable	(383)	(325)	1,917
Income taxes payable	136	1,546	(1,417)
Accrued expenses and other liabilities	(2,028)	1,890	510
Other	417	1,985	2,861
Net cash provided by operating activities	21,899	27,993	26,684
Investing activities			
Purchases of property, plant and equipment	(8,548)	(10,888)	(7,953)
Sales of property, plant and equipment	42	131	46
Proceeds from GTG note receivable	22,287	-	-
Purchase of company (net of cash acquired)	-	-	(6,466)
Net cash provided by (used in) investing activities	13,781	(10,757)	(14,373)
Financing activities			
Payments on notes payable to banks, net	-	-	(138)
Payments on long-term debt	(17,787)	(7,784)	(7,782)
Proceeds from long-term debt	2,000	8,000	-
Treasury stock purchased	(67)	(16,013)	(1,255)
Dividends paid	(4,997)	(4,679)	(4,747)
Other	1,449	1,097	327
Net cash used in financing activities	(19,402)	(19,379)	(13,595)
Effect of exchange rate changes	(719)	(403)	(434)
Net increase (decrease) in cash and cash equivalents	15,559	(2,546)	(1,718)
Cash and cash equivalents at beginning of year	13,941	16,487	18,205
Cash and cash equivalents at end of year	$29,500	$13,941	$16,487

See accompanying notes.

Notes to Consolidated Financial Statements

1. Description of Business

Thomas Industries Inc. and subsidiaries (The Company or Thomas) and affiliates operate in two business segments: the pump and compressor segment and the lighting segment. The Company designs, manufactures and sells pumps and compressors for use in global original equipment manufacturing applications as well as construction equipment, leakage detection systems and laboratory equipment. Manufacturing facilities and sales and distribution operations are located in North America and Europe, with additional sales and distribution operations located in Asia and Australia. The Company operates in the lighting segment through its 32% interest in the Genlyte Thomas Group LLC (GTG). GTG, which was formed August 30, 1998 as discussed below, designs, manufactures, markets and sells lighting products principally in North America for consumer, commercial and industrial applications.

2. Accounting Policies

Basis of Presentation

Effective August 30, 1998, the Company and The Genlyte Group (Genlyte) formed GTG, combining Thomas' and Genlyte's lighting businesses. Genlyte has a 68% interest in GTG, and Thomas holds a 32% interest, which is accounted for using the equity method of accounting.

At December 31, 2001, Thomas' investment in GTG exceeded its underlying equity in net assets by $55,699,000. For each of the years ended December 31, 2001, 2000 and 1999, equity income was reduced by $2,116,000 for straight-line amortization of the excess investment (see Note 2, New Accounting Pronouncements).

Principles of Consolidation

The consolidated financial statements include the accounts of the Company. Affiliates not required to be consolidated are accounted for using the equity method, under which the Company's share of earnings of these affiliates is included in income as earned. Intercompany accounts and transactions are eliminated.

Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of liquid investments with initial maturities of three months or less.

Inventories

Inventories are valued at the lower of cost or market. Inventories valued using the last-in, first-out (LIFO) method represented approximately 37% and 40% of consolidated inventories at December 31, 2001 and 2000, respectively. Inventories not on LIFO are valued using the first-in, first-out (FIFO) method. Inventories at December 31 consist of the following:

(In thousands)	2001	2000
Finished goods	$ 6,311	$ 7,046
Raw materials	10,882	11,032
Work in process	3,503	4,210
Total inventories	$20,696	$22,288

On a current cost basis, inventories would have been $4,472,000 and $4,466,000 higher than reported at December 31, 2001 and 2000, respectively.

Property, Plant and Equipment

The cost of property, plant and equipment is depreciated principally by the straight-line method over their estimated useful lives ranging from 4 to 31.5 years. Property, plant and equipment consisted of the following:

(In thousands)	2001	2000
Land	$ 771	$ 792
Buildings	16,283	15,605
Leasehold improvements	3,245	3,220
Machinery and equipment	72,079	67,939
	92,378	87,556
Accumulated depreciation and amortization	(52,608)	(48,035)
Total property, plant and equipment, net	$39,770	$39,521

Depreciation expense relating to property, plant and equipment was approximately $7,881,000, $7,447,000 and $7,256,000 during 2001, 2000 and 1999, respectively.

Long-lived and Intangible Assets

Intangible assets represent the excess of cost over the fair value of net assets of companies acquired and are stated net of accumulated amortization of $4,715,000 and $4,419,000 at December 31, 2001 and 2000, respectively. Excess of cost over the fair value of net assets acquired (or goodwill) generally is amortized on a straight-line basis over 30 to 40 years (see Note 2, New Accounting Pronouncements).

Long-lived and intangible assets are periodically reviewed for recoverability when impairment indicators are present. If this review indicates that long-lived assets would not be recoverable, as determined based on the estimated undiscounted cash flows of the asset over the remaining amortization period, the carrying amount of long-lived assets would be written down to current fair value, which is generally determined from estimated discounted future net cash flows (assets held for use) or net realizable value (assets held for sale). In the opinion of management, no significant impairment indicators were present during the periods presented in these consolidated financial statements (see Note 2, New Accounting Pronouncements).

Research and Development Costs

Research and development costs, which include costs of product improvements and design, are expensed as incurred ($10,369,000 in 2001, $9,721,000 in 2000 and $9,370,000 in 1999).

Financial Instruments

Various methods and assumptions are used by the Company in estimating its fair value disclosures for significant financial instruments. Fair values of cash equivalents approximate their carrying amount because they are highly liquid investments with a maturity of less than three months when purchased. The fair value of long-term debt is based on the present value of the underlying cash flows discounted at the current estimated borrowing rates available to the Company.

Foreign Currency Translation

The local currency is the functional currency for the Company's foreign subsidiaries. Results are translated into U.S. dollars using monthly average exchange rates, while balance sheet accounts are translated using year-end exchange rates. The resulting translation adjustments are included as a component of accumulated other comprehensive income (loss) in shareholders' equity.

Shipping and Handling Costs

In September 2000, the Emerging Issues Task Force (EITF) reached a consensus on Issue 00-10, "*Accounting for Shipping and Handling Fees and Costs.*" The EITF requires that all shipping and handling amounts billed to a customer in a sale transaction be classified as revenue. The EITF also states that a company cannot net the shipping and handling costs against the shipping and handling revenues in the financial statements. In addition to shipping and handling costs included in cost of products sold, the Company also has shipping and handling costs included in selling, general and administrative expenses totaling $1,303,000, $1,309,000 and $1,535,000 for 2001, 2000 and 1999, respectively.

Revenue Recognition

Revenue from product sales is recognized upon title transfer, which generally occurs upon shipment. Credit is extended based on local business customs and practices, and collateral is generally not required.

New Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations" (SFAS 141) and SFAS No. 142, "Goodwill and Other Intangible Assets" (SFAS 142). These statements establish new accounting and reporting standards for business combinations and associated goodwill and intangible assets. SFAS 141, effective July 1, 2001, eliminates the pooling of interest method of accounting and amortization of goodwill for business combinations initiated after June 30, 2001. SFAS 142, effective January 1, 2002, requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually. The estimated pre-tax benefit to the Company as a result of not recording goodwill amortization in 2002 is $4,265,000. This is a preliminary estimate and includes $483,000 of amortization related to the pump and compressor segment and $3,782,000 related to the lighting segment. On an after-tax basis the impact is $3,339,000 or $0.21 per share.

The Company has not completed its assessment of the additional effects of adopting SFAS 142, but at this time the Company does not anticipate a significant effect on its results of operations or financial position.

The FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS 144), dated August 2001. This statement supercedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of", and the accounting and reporting provisions for Accounting Principles Board (APB) Opinion No. 30, "Reporting Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". SFAS 144 requires that one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired, and it broadens the presentation of discontinued operations to include more disposal transactions. We will adopt the provisions of SFAS 144 as of January 1, 2002, and we are currently evaluating the impact SFAS 144 may have on our financial position and results of operations.

Other

Accounts receivable at December 31, 2001 and 2000 was net of an allowance for doubtful accounts of $1,103,000 and $752,000, respectively.

Certain prior year amounts have been reclassified to conform to the current year presentation.

3. Net Income Per Share

The computation of the numerator and denominator in computing basic and diluted net income per share follows:

(In thousands)	2001	2000	1999
Numerator:			
Net income	$28,170	$30,085	$26,150
Denominator:			
Weighted average shares outstanding	15,168	15,405	15,796
Effect of dilutive securities:			
Director and employee stock options	441	331	344
Employee performance shares	12	41	42
Dilutive potential common shares	453	372	386
Denominator for diluted earnings per share— adjusted weighted average shares and assumed conversions	15,621	15,777	16,182

The deferred compensation obligation discussed in Note 7 is funded with shares of the Company's common stock, which are included in the calculation of basic and diluted earnings per share.

4. Equity Investment

Genlyte Thomas Group LLC (GTG) is an affiliated company accounted for on the equity method. See Notes 1 and 2 for a description of GTG. At any time on or after January 31, 2002, Thomas has the right (a "put right"), but not the obligation, to require the Joint Venture (GTG) to purchase all, but not less than all, of Thomas' ownership interest in GTG at the applicable purchase price. The purchase price shall be equal to the "Fair Market Value" of GTG multiplied by Thomas' ownership percentage in GTG. The "Fair Market Value" means the value of the total interests in GTG computed as a going concern, including the control premium.

Summarized financial information reported by the affiliate and a summary of the amounts recorded in Thomas' consolidated financial statements follow. GTG is organized as a limited liability corporation (LLC) that has elected to be taxed as a partnership for U.S. income tax purposes. Therefore, Thomas and Genlyte are responsible for income taxes applicable to their share of GTG's taxable income. The net income reflected below for GTG does not include any provision for U.S. income taxes which will be incurred by Thomas and Genlyte; however, amounts have been provided for foreign income taxes and certain U.S. franchise taxes. At December 31, 2001, Thomas' retained earnings include $30,122,000 of after-tax undistributed earnings from GTG accounted for on the equity method.

GTG Balance Sheets	December 31 2001	2000
(In thousands)		
Cash and cash equivalents	$ 59,691	$ 23,817
Accounts receivable, net	141,703	143,988
Inventories	132,932	151,257
Other current assets	8,718	7,564
Total current assets	343,044	326,626
Property, plant and equipment, net	110,447	113,001
Intangible assets, net	135,417	140,312
Other assets	30,213	34,453
Total assets	$619,121	$ 614,392
Total current liabilities	$170,545	$ 177,454
Other liabilities	25,584	22,980
Note payable to Thomas[3]	-	22,287
Long-term debt, less current portion	36,989	44,365
Shareholders' equity	386,003	347,306
Total liabilities and shareholders' equity	$619,121	$ 614,392

GTG Income Statements	Years Ended December 31 2001	2000
(In thousands)		
Net sales	$985,176	$1,007,706
Cost of products sold	636,582	651,304
Gross profit	348,594	356,402
SG&A expense	248,005	257,583
Amortization	6,007	4,616
Operating profit	94,582	94,203
Interest expense, net	3,699	4,184
Minority interest	(54)	(140)
Income before taxes	90,937	90,159
Income taxes[1]	6,064	6,622
Net income	$ 84,873	$ 83,537
Amounts recorded by Thomas:		
Investment[2]	$179,219	$ 168,954
Note receivable[3]	-	22,287
Equity income	24,835[4]	24,575[5]
Distributions received	11,592	13,797

(1) GTG is organized as a limited liability corporation (LLC) that has elected to be taxed as a partnership for U.S. income tax purposes. GTG is subject to foreign income taxes and certain U.S. franchise taxes.

(2) Thomas' investment in GTG exceeded its underlying equity in net assets by $55,699,000 at December 31, 2001 and $57,815,000 at December 31, 2000. For each of the years ended December 31, 2001 and December 31, 2000, equity income was reduced by $2,116,000 representing straight-line amortization of the excess investment.

(3) The note receivable from GTG represents a debt equalization note issued to Thomas at the formation of GTG. Interest on the principal amount outstanding under the note accrued at a variable rate and was payable on a quarterly basis. The note was paid off on November 21, 2001.

(4) Consists of $27,159,000 of equity income from GTG less $2,116,000 of amortization of Thomas' excess investment and $208,000 of expense for Thomas Industries stock options issued to GTG employees.

(5) Consists of $26,732,000 of equity income from GTG less $2,116,000 of amortization of Thomas' excess investment and $41,000 of expense for Thomas Industries' stock options issued to GTG employees.

Notes to Consolidated Financial Statements

The Company in the normal course of business has transactions with GTG. These transactions consist primarily of interest received from GTG under the note receivable discussed above and reimbursement for other shared corporate expenses.

Receivables due from GTG as of December 31, 2001 and 2000 were $37,000 and $199,000, respectively.

For the years ended December 31, 2001, 2000 and 1999, the Company recorded interest on the note receivable of $1,012,000, $1,543,000 and $1,281,000, respectively, and recorded $387,000, $515,000 and $496,000, respectively, related to the reimbursement of shared corporate expenses.

5. Income Taxes

A summary of the provision for income taxes follows:

(In thousands)	2001	2000	1999
Current:			
Federal	$13,287	$12,638	$10,746
State	1,647	1,952	1,961
Foreign	2,981	2,613	2,849
	17,915	17,203	15,556
Deferred:			
Federal and state	(1,158)	659	663
Foreign	113	351	(160)
	(1,045)	1,010	503
Total provision for income taxes	$16,870	$18,213	$16,059

The U.S. and foreign components of income before income taxes follow:

(In thousands)	2001	2000	1999
United States	$38,090	$41,175	$35,392
Foreign	6,950	7,123	6,817
Income before income taxes	$45,040	$48,298	$42,209

A reconciliation of the normal statutory federal income tax rate to the Company's effective income tax rate follows:

	2001	2000	1999
U.S. statutory rate	35.0%	35.0%	35.0%
State income taxes, net of federal tax benefits	2.4	2.7	3.0
Nondeductible amortization of intangible assets	1.2	1.2	1.3
Effect of foreign tax rates	.5	1.2	1.2
GTG foreign equity earnings recorded net of tax	(2.4)	(2.0)	(2.0)
Other	.8	(.4)	(.4)
Effective income tax rate	37.5%	37.7%	38.1%

Deferred income taxes are provided for significant income and expense items recognized in different years for tax and financial reporting purposes. Temporary differences which gave rise to significant deferred tax assets and liabilities follow:

(In thousands)	2001	2000
Deferred tax assets:		
Employee benefit obligations	$ 2,640	$ 1,496
Net operating loss carryforwards	354	601
Allowance for doubtful accounts receivable	270	231
Inventory reserves	772	753
Compensation accruals	626	830
Accrued liabilities and other	1,246	1,411
	5,908	5,322
Less valuation allowance	(354)	(601)
Net deferred tax asset	5,554	4,721
Deferred tax liabilities:		
Accelerated depreciation	4,494	4,217
Undistributed foreign earnings	2,064	1,953
Investment in GTG	971	2,809
Other	877	805
	8,406	9,784
Net deferred tax liability	$ 2,852	$ 5,063
Classification:		
Net current assets	$ 2,496	$ 2,713
Net long-term liabilities	5,348	7,776
Net deferred tax liabilities	$ 2,852	$ 5,063

Deferred tax assets and liabilities are classified according to the related asset and liability classification on the consolidated balance sheet.

Management believes it is more likely than not that the Company will realize the benefits of its deferred tax assets, net of the valuation allowance of $354,000. The valuation allowance is provided for income tax loss carryforward benefits for state income tax purposes (NOLs) which expire over a two-year period beginning in 2009. Management believes that based on a number of factors the available evidence creates sufficient uncertainty regarding the realizability of these NOLs.

The Company's foreign subsidiaries have accumulated undistributed earnings ($20,649,000 at December 31, 2001). Under current tax regulations and with the availability of certain tax credits, it is management's belief, based on current estimates which could change, that the likelihood of the Company incurring significant taxes on any distribution of such accumulated earnings in excess of amounts provided for is remote.

The Company made federal, state and foreign income tax payments of $18,828,000 in 2001, $12,496,000 in 2000 and $15,964,000 in 1999.

6. Long-Term Debt Including the Current Portion

Long-term debt, including the current portion, consists principally of 9.36% senior notes ($30,890,000 and $38,620,000 at December 31, 2001 and 2000, respectively) with annual maturities through 2005. The remainder ($1,836,000 and $9,893,000 at December 31, 2001 and 2000, respectively) consists of other debt instruments at various interest rates and maturities.

The fair value of the Company's long-term debt, including the current portion, at December 31, 2001 and 2000 was $35,969,000 and $50,815,000, respectively.

Maturities of long-term debt for the next five years are as follows: 2002–$7,788,000; 2003–$7,792,000; 2004–$7,794,000, 2005–$7,766,000 and 2006-$69,000.

Certain loan agreements of the Company include restrictions on working capital, operating leases, tangible net worth and the payment of cash dividends and stock distributions. Under the most restrictive of these arrangements, retained earnings of $83,228,000 were not restricted at December 31, 2001.

Cash paid for interest was $3,916,000 in 2001, $4,316,000 in 2000 and $4,867,000 in 1999.

7. Shareholders' Equity

Stock Repurchase Program

Thomas' Board of Directors in 1999 authorized the purchase of up to 2,373,000 shares of Thomas common stock in the open market. Through December 31, 2001, Thomas had repurchased 879,189 shares at a cost of approximately $17,334,000.

Stock Incentive Plans

At the April 20, 1995 Annual Meeting, the Company's shareholders approved the Company's 1995 Incentive Stock Plan. An aggregate of 900,000 shares of common stock, plus all shares remaining under the Company's 1987 Incentive Stock Plan, were reserved for issuance under this Plan. At the April 15, 1999 Annual Meeting, the Company's shareholders approved a 750,000 share increase in the number of shares reserved for issuance under the 1995 Incentive Stock Plan. Under this Plan, options may be granted to employees at not less than market value at date of grant. All options granted have 10-year terms, and vest and become fully exercisable at the end of five years of continued employment. The Company's 1987 Incentive Stock Plan has been terminated, except with respect to outstanding options which may be exercised through 2005.

At the April 21, 1994 Annual Meeting, the Company's shareholders approved the Non-Employee Director Stock Option Plan. Under this Plan, each continuing non-employee director in office on the date of each annual meeting is awarded options to purchase 3,000 shares of common stock at not less than market value at date of grant. All options granted have 10-year terms, and vest and become fully exercisable as of the date granted. This Plan provides for options to be awarded at each annual meeting through 2004 or until 375,000 options have been granted. At December 31, 2001, there were seven non-employee directors in office, and 189,000 options had been awarded under this Plan.

The Company has adopted SFAS No. 123, "Accounting for Stock-Based Compensation" (SFAS 123). In accordance with SFAS 123, the Company has elected to follow APB Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related Interpretations, in accounting for its stock-based compensation because, as discussed below, the alternative fair value accounting provided for under SFAS 123 requires use of option valuation models that were not developed for use in valuing stock options. Under APB 25, because the exercise price of the Company's stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized for options granted to employees and non-employee directors.

Pro forma information regarding net income and earnings per share is required by SFAS 123, which also requires that the information be determined as if the Company has accounted for its stock options granted subsequent to December 31, 1994 under the fair value method of SFAS 123. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

	2001	2000	1999
Risk-free interest rate	4.7%	5.1%	6.6%
Expected life, in years	6.5	6.5	6.5
Expected volatility	0.313	0.283	0.284
Expected dividend yield	1.5%	1.5%	1.6%

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restriction and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows:

(In thousands, except share data)		2001	2000	1999
Net income	As reported	$28,170	$30,085	$26,150
	Pro forma	27,373	29,143	25,269
Net income per share— Basic	As reported	1.86	1.95	1.66
	Pro forma	1.80	1.89	1.60
Net income per share— Diluted	As reported	1.80	1.91	1.62
	Pro forma	1.75	1.84	1.56

A summary of stock option activity for all plans follows:

	2001		2000		1999	
	Options	Weighted Average Price	Options	Weighted Average Price	Options	Weighted Average Price
Beginning of year	1,580,670	$16.07	1,498,696	$15.12	1,497,583	$14.49
Granted	225,350	25.40	185,700	20.68	207,450	18.30
Exercised	(212,246)	12.03	(85,295)	8.74	(106,442)	10.88
Forfeited or expired	(66,360)	19.53	(18,431)	19.16	(99,895)	16.85
End of year	1,527,414	$17.86	1,580,670	$16.07	1,498,696	$15.12
Exercisable at end of year	903,663	$15.34	921,575	$13.87	778,439	$12.26

The weighted average fair value of options granted was $6.42 in 2001, $6.02 in 2000 and $5.90 in 1999 using a Black-Scholes option pricing model. Options outstanding at December 31, 2001 had option prices ranging from $6.67 to $25.87 and expire at various dates between December 10, 2002 and December 10, 2011 (with a weighted-average remaining contractual life of 6.4 years). There are 638,010 shares reserved for future grant, of which 172,881 shares are reserved for the Non-Employee Director Stock Option Plan.

Included in the summary of stock option activity above, are options granted to GTG employees, which in accordance with SFAS 123, the Company has recorded compensation expense based on using a Black-Scholes option pricing model. This expense was $208,000 and $41,000 for 2001 and 2000, respectively, and is netted with the Company's equity income from GTG (see Note 4, Equity Investments). Since an expense is recorded related to these GTG options, there is no pro forma adjustment necessary.

In addition to the options listed above, 11,000 performance share awards were granted in December 2001,10,600 performance share awards were granted in December 2000, and 11,800 performance share awards were granted in December 1999. Awards may be earned based on the total shareholder return of the Company during the three-year periods commencing January 1 following the grant date. A total of 1,000 shares were issued for 2001 from awards granted in December 1998,11,827 shares were earned in 2000 from awards granted in December 1997, and 13,841 shares were earned in 1999 from awards granted in 1996.

Deferred Share Trust

Employees who earn performance share awards as discussed above may elect to defer receipt of such shares until termination of employment. Nonemployee Directors are permitted to receive part or all of their director fees in the form of common stock of the Company and to defer receipt of such shares until retirement or other termination of service. In April 2000, the Company established a deferred share trust (the "Trust") to maintain the shares deferred for these obligations. The Trust qualifies as a rabbi trust for income tax purposes as the assets of the Trust are subject to the claims of general creditors of the Company. Dividends payable on the shares held by the Trust are reinvested in additional shares of common stock of the Company on behalf of the participants. Since there is no provision for diversification of the Trust's assets and settlement can only be made with a fixed number of shares of the Company's common stock, the deferred compensation obligation is classified as a component of shareholders' equity and the common stock held by the Trust is classified as treasury stock. Subsequent changes in the fair value of the common stock are not reflected in earnings or shareholders' equity of the Company.

Shareholder Rights Plan

On December 10, 1997, the Board of Directors of the Company adopted a shareholder rights plan (the Rights Plan) pursuant to which preferred stock purchase rights (the Rights) were declared and distributed to the holders of the Company's common stock. The Rights Plan generally provides that the Rights separate from the common stock and become exercisable if a person or group of persons working together acquires at least 20% of the common stock (a 20% Acquisition) or announces a tender offer which would result in ownership by that person or group of at least 20% of the common stock (a 20% Tender Offer). Upon a 20% Acquisition, the holders of Rights may purchase the common stock at half-price. If, following the separation of the Rights from the common stock, the Company is acquired in a merger or sale of assets, holders of Rights may purchase the acquiring company's stock at half-price.

Notwithstanding the foregoing discussion, under the Rights Plan, the Board of Directors has flexibility in certain events. In order to provide maximum flexibility, the Board of Directors may delay the date upon which the Rights become exercisable in the event of a 20% Tender Offer. In addition, the Board of Directors has the option to exchange one share of common stock for each outstanding Right at any time after a 20% Acquisition, but before the acquirer has purchased 50% of the outstanding common stock. The Rights may also be redeemed at two cents per Right at any time prior to a 20% Acquisition or a 20% Tender Offer.

8. Employee Benefit Plans

The Company has noncontributory defined benefit pension plans and contributory defined contribution plans covering its hourly union employees. The defined benefit plans primarily provide flat benefits of stated amounts for each year of service. The Company's policy is to fund pension costs deductible for income tax purposes.

The Company also sponsors defined contribution pension plans covering substantially all U.S. employees whose compensation is not determined by collective bargaining. Annual contributions are determined by the Board of Directors.

	Pension Benefits		Other Postretirement Benefits	
(In thousands)	2001	2000	2001	2000
Change in benefit obligations				
Benefit obligations at beginning of year	$6,710	$5,982	$ 692	$ 677
Service cost	273	166	46	24
Interest cost	486	467	71	48
Plan amendments	-	65	-	-
Benefits paid	(642)	(529)	(42)	(15)
Actuarial (gain) loss	134	559	294	(42)
Benefit obligations at end of year	$6,961	$6,710	$1,061	$ 692
Change in plan assets				
Value of plan assets at beginning of year	$7,079	$7,339	$ -	$ -
Actual return on plan assets	(353)	322	-	-
Employer contributions	250	150	42	15
Benefits paid	(642)	(529)	(42)	(15)
Reversion of plan assets	-	(203)	-	-
Value of plan assets at end of year	$6,334	$7,079	$ -	$ -

The defined benefit plans' assets at December 31, 2001 consisted primarily of listed stocks and bonds, including 14,430 shares of Company common stock having a market value of $360,000 at that date.

The reversion of plan assets of $203,000 in 2000 relates to the termination in 1999 of Thomas' Pension Floor Plan.

	Pension Benefits		Other Postretirement Benefits	
(In thousands)	2001	2000	2001	2000
Funded status of the plans				
Assets less accumulated obligations	$ (627)	$ 369	$(1,061)	$ (692)
Unrecognized actuarial loss (gain)	1,002	(39)	161	(131)
Unrecognized transition gain	9	11	-	-
Unrecognized prior service cost	523	530	205	224
Net asset (liability) recognized at end of year	$ 907	$ 871	$ (695)	$ (599)

The accumulated benefit obligation and plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $6,598,000 and $5,961,000 as of December 31, 2001. Plan assets exceeded accumulated benefit obligations for all plans as of December 31, 2000.

(In thousands)	Pension Benefits 2001	Pension Benefits 2000	Other Postretirement Benefits 2001	Other Postretirement Benefits 2000
Balance sheet assets (liabilities)				
Prepaid benefit costs	$ 38	$ 871	$ -	$ -
Accrued benefit liabilities	(636)	-	(695)	(599)
Intangible assets	531	-	-	-
Accumulated other comprehensive income	974	55	-	-
Net asset (liability) recognized at end of year	$ 907	$ 926	$ (695)	$ (599)
Assumptions as of December 31				
Discount rate	7.25%	7.50%	7.25%	7.50%
Expected return on plan assets	9.00%	9.00%	-	-
Initial health care cost trend rate	-	-	10.00%	8.00%
Ultimate health care cost trend rate	-	-	5.50%	4.50%
Year ultimate rate is achieved	-	-	2008	2006

A one-percentage-point change in the assumed health care cost trend rate would not have a significant effect on the other postretirement benefits amounts reported above.

The following table details the components of pension and other postretirement benefit costs.

(In thousands)	Pension Benefits 2001	Pension Benefits 2000	Pension Benefits 1999	Other Postretirement Benefits 2001	Other Postretirement Benefits 2000	Other Postretirement Benefits 1999
Service cost	$ 273	$ 166	$ 208	$ 46	$ 24	$ 22
Interest cost	486	467	685	71	48	47
Expected return on plan assets	(611)	(618)	(981)	-	-	-
Curtailment loss recognized	-	-	462	-	-	-
Other amortization and deferral	66	50	44	19	19	19
	$ 214	$ 65	$ 418	$ 136	$ 91	$ 88

The curtailment loss of $462,000 relates to the termination in 1999 of Thomas' Pension Floor Plan.

Thomas sponsors various defined contribution plans to assist eligible employees in providing for retirement or other future needs. Company contributions to these plans amounted to $1,106,000 in 2001, $1,183,000 in 2000 and $1,143,000 in 1999.

9. Leases, Commitments and Contingencies

Rental expense for building, machinery and equipment was $2,702,000 in 2001, $2,562,000 in 2000 and $2,514,000 in 1999. Future minimum rentals under non-cancelable operating leases are as follows: 2002–$2,017,000; 2003–$1,270,000; 2004–$819,000; 2005–$712,000; 2006-$638,000 and thereafter–$2,200,000.

The Company had letters of credit outstanding in the amount of $4,518,000 at December 31, 2001.

The Company, like other similar manufacturers, is subject to environmental rules and regulations regarding the use, disposal and cleanup of substances regulated under environmental protection laws. It is the Company's policy to comply with these rules and regulations, and the Company believes that its practices and procedures are designed to meet this compliance. The Company is involved in remedial efforts at certain of its present and former locations; and when costs can be reasonably estimated, the Company records appropriate liabilities for such matters. The Management does not believe that the ultimate resolution of environmental matters will have a material adverse effect on its financial position, results of operations or liquidity.

In the normal course of business, the Company is a party to legal proceedings and claims. When costs can be reasonably estimated, appropriate liabilities for such matters are recorded. While management currently believes the amount of ultimate liability, if any, with respect to these actions will not materially affect the financial position, results of operations, or liquidity of the Company, the ultimate outcome of any litigation is uncertain. Were an unfavorable outcome to occur, the impact could be material to the Company.

Notes to Consolidated Financial Statements

10. Accrued Expenses and Other Current Liabilities

A summary of accrued expenses and other current liabilities follows:

(In thousands)	2001	2000
Accrued wages, taxes and withholdings	$ 3,701	$ 5,138
Accrued insurance	1,543	1,223
Accrued interest	1,347	1,633
Accrued warranty expense	1,018	1,080
Other current liabilities	4,129	4,456
Total accrued expenses and other current liabilities	$11,738	$13,530

11. Summary of Quarterly Results of Operations (Unaudited)

Unaudited quarterly results of operations follow:

	Net Sales		Gross Profit		Net Income	
(In thousands, except share data)	2001	2000	2001	2000	2001	2000
1st Quarter	$ 49,696	$ 50,811	$ 18,301	$ 17,799	$ 7,280	$ 7,158
2nd Quarter	46,915	48,436	16,753	17,829	7,328	8,412(1)
3rd Quarter	44,008	45,048	15,395	16,545	6,605	7,571
4th Quarter	43,763	44,529	15,308	15,816	6,957	6,944(2)
	$184,382	$188,824	$ 65,757	$ 67,989	$28,170	$30,085

	Basic Net Income Per Share		Diluted Net Income Per Share	
	2001	2000	2001	2000
1st Quarter	$ 0.48	$ 0.46	$ 0.47	$ 0.45
2nd Quarter	0.48	0.54(1)	0.47	0.53(1)
3rd Quarter	0.43	0.49	0.42	0.48
4th Quarter	0.46	0.46(2)	0.45	0.45(2)
	$ 1.86	$ 1.95	$ 1.80	$ 1.91

(1) The second quarter of 2000 included a non-taxable gain of $793,000 or $.05 per share from the proceeds of a life insurance policy.

(2) The fourth quarter of 2000 included pre-tax gains of $839,000 from the sale of securities. On an after-tax basis, the gain totaled $522,000, or $.04 per share. The fourth quarter of 2000 also included a pre-tax charge of $1,000,000 related to environmental costs. On an after-tax basis, this charge was $623,000, or $.04 per share.

12. Acquisition

During October 1999, the Company acquired Oberdorfer Pumps, Inc., a manufacturer of centrifugal, rotary gear and rubber impeller liquid pumps located in Syracuse, New York at a cost of approximately $6,400,000. The Company recorded approximately $3,200,000 of goodwill related to this acquisition which is being amortized over 30 years (see Note 2, New Accounting Pronouncements).

13. Industry Segment Information

Industry segment information follows:

(In thousands)	2001	2000	1999
Revenues			
Sales and operating revenues–			
Pump and Compressor	$184,382	$188,824	$177,802
Operating income (loss)			
Pump and Compressor	$ 28,488	$ 31,607	$ 29,556
Lighting (GTG)	24,835	24,575	23,147
Corporate	(6,142)	(7,688)	(7,420)
	$ 47,181	$ 48,494	$ 45,283
Assets			
Pump and Compressor	$107,386	$107,577	$ 95,416
Lighting (GTG)	179,219	168,954	158,865
Corporate	20,109	29,581	38,117
	$306,714	$306,112	$292,398
Investment in equity affiliates			
Lighting (GTG)	$179,219	$168,954	$158,865
Depreciation and amortization			
Pump and Compressor	$ 8,156	$ 7,682	$ 7,452
Corporate	208	225	219
	$ 8,364	$ 7,907	$ 7,671
Additions to property, plant and equipment			
Pump and Compressor	$ 8,514	$ 10,849	$ 7,555
Corporate	34	39	398
	$ 8,548	$ 10,888	$ 7,953

Intersegment and interlocation sales are not significant and have been eliminated from the above tabulation. Operating income by segment is gross profit less operating expenses, excluding interest, general corporate expenses, other income and income taxes.

Information by geographic area follows:

(In thousands)	2001	2000	1999
Revenues[1]			
Total net sales including intercompany sales			
North America	$133,997	$139,775	$128,806
Europe	55,715	55,263	55,920
Asia Pacific	10,385	9,300	3,810
	$200,097	$204,338	$188,536
Intercompany sales			
North America	$ (8,748)	$ (9,115)	$ (4,981)
Europe	(6,967)	(6,399)	(5,753)
	$ (15,715)	$ (15,514)	$ (10,734)
Net sales to unaffiliated customers			
North America	$125,249	$130,660	$123,825
Europe	48,748	48,864	50,167
Asia Pacific	10,385	9,300	3,810
	$184,382	$188,824	$177,802
Property, plant and equipment			
North America	$ 32,914	$ 32,189	$ 29,328
Europe	6,601	6,951	6,746
Asia Pacific	255	381	78
	$ 39,770	$ 39,521	$ 36,152

(1) Revenues are attributed to geographic areas based on the location of the selling entity.

Report of Independent Auditors

Board of Directors and Shareholders of Thomas Industries Inc.:

We have audited the accompanying consolidated balance sheet of Thomas Industries Inc. (a Delaware corporation) and subsidiaries as of December 31, 2001, and the related consolidated statements of income, shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Thomas Industries Inc. as of December 31, 2000 and for the years ended December 31, 2000 and 1999, were audited by other auditors whose report dated February 7, 2001, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Thomas Industries Inc. and subsidiaries as of December 31, 2001, and the consolidated results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

Louisville, Kentucky
January 25, 2002

Five Year Summary of Operations and Statistics

(Dollars in thousands, except per share)	Years ended December 31 2001[A]	2000[A]	1999[A]	1998[A]	1997
Earnings Statistics					
Net sales[B]	$ 184,382	$ 188,824	$ 177,802	$ 178,836	$ 547,702
Cost of products sold[B]	118,625	120,835	113,752	113,934	378,746
Selling, general, and administrative expenses	43,411	44,070	41,914	40,805	127,969
Equity income from lighting	24,835	24,575	23,147	20,323	–
Interest expense	3,630	3,995	4,601	6,199	6,480
Income before income taxes	45,040	48,298[D]	42,209	39,406	35,644
As a percentage of net sales	24.4%	25.6%	23.7%	22.0%	6.5%
Income taxes	16,870	18,213	16,059	14,896	13,174
Effective tax rate	37.5%	37.7%	38.1%	37.8%	37.0%
Net income	28,170	30,085[E]	26,150	24,510	22,470
Financial Position					
Working capital	$ 45,978	$ 30,677	$ 32,244	$ 31,564	$ 92,258
Current ratio	2.5 to 1	1.9 to 1	2.1 to 1	2.0 to 1	2.1 to 1
Property, plant and equipment - net	39,770	39,521	36,151	35,215	80,197
Total assets	306,714	306,112	292,398	281,179	324,098
Return on ending assets	9.2%	9.8%	8.9%	8.7%	6.9%
Long-term debt, less current portion	24,938	40,727	40,513	48,298	55,006
Long-term debt to capital	9.5%	15.8%	16.2%	20.2%	24.1%
Shareholders' equity	237,713	217,402	209,482	190,687	173,405
Return on beginning shareholders' equity	13.0%	14.4%	13.7%	14.1%	14.2%
Data Per Common Share[C]					
Net income	$ 1.80	$ 1.91[E]	$ 1.62	$ 1.50	$ 1.38
Cash dividends declared	0.34	0.30	0.30	0.30	0.28
Shareholders' equity	15.16	14.10	12.97	11.73	10.59
Price range	29.50 to 20.19	23.25 to 17.50	22.31 to 16.13	26.63 to 17.06	22.33 to 13.67
Closing price	25.00	23.25	20.44	19.625	19.75
Price / earnings ratio	13.9	12.2	12.6	13.1	14.3
Other Data					
Cash dividends declared	$ 5,162	$ 4,621	$ 4,738	$ 4,766	$ 4,357
Expenditures for property, plant and equipment	8,548	10,888	7,953	7,687	17,696
Depreciation and amortization	8,364	7,907	7,671	7,619	16,049
Average number of employees	1,110	1,085	1,030	1,050	3,300
Average sales per employee	166.1	174.0	172.6	170.3	166.0
Number of shareholders of record	2,064	2,193	2,248	1,950	2,057
Average number common shares outstanding[C]	15,621,000	15,777,492	16,181,507	16,382,928	16,271,678
Segment Information					
Net Sales[B]					
Pumps and Compressors	$ 188,824	$ 188,824	$ 177,802	$ 178,836	$ 173,637
Lighting	–	–	–	–	374,065
Total Net Sales	$ 188,824	$ 188,824	$ 177,802	$ 178,836	$ 547,702
Operating Income					
Pumps and Compressors	$ 28,488	$ 31,607	$ 29,556	$ 30,743	$ 30,879
Lighting	24,835	24,575	23,147	20,323	22,423
Corporate expenses	(6,142)	(7,688)	(7,420)	(6,646)	(12,315)
Total Operating Income	$ 47,181	$ 48,494	$ 45,283	$ 44,420	$ 40,987

te: See accompanying Notes to Consolidated Financial Statements and nagement's Discussion and Analysis of Financial Condition and Results Operations

Thomas Industries changed its method of accounting for its lighting business (contributed to GTG) to the equity method, effective January 1,1998, the beginning of Thomas' fiscal year. This change had no effect on Thomas' net income or common shareholders' equity but did reduce its revenues, costs, assets, liabilities, and number of employees. Financial statements for years prior to 1998 were not restated; therefore, some information in Thomas' financial statements and highlights for 1998 through 2001 is not comparable to 1997.

(B) Freight expense related to shipments to customers, which previously has been netted in net sales, has been reclassed from net sales to cost of products sold for 1998, 1999, 2000, and 2001.

(C) Adjusted for 1997 stock splits.

(D) Includes $1,632,000 of pre-tax gains related to insurance proceeds and sale of securities; also includes a $1,000,000 pre-tax charge related to environmental costs.

(E) Includes $1,315,000, or $.09 per share, of after-tax gains related to insurance proceeds and sale of securities; also includes a $623,000, or $.04 per share, after-tax charge related to environmental costs.

Board of Directors, Officers and Managers

Board of Directors

Timothy C. Brown, 51
Louisville, Kentucky
Chairman of the Board
President
Chief Executive Officer
Thomas Industries Inc.
Board Member since 1989

Wallace H. Dunbar, 70
Louisville, Kentucky
Chairman
Americo Group
Board Member since 1991
A*, I

H. Joseph Ferguson, 68
Portland, Oregon
Retired - Founder
Ferguson, Wellman, Rudd,
Purdy & Van Winkle,Inc.
Board Member since 1989
I*, N

Gene P. Gardner, 72
Louisville, Kentucky
Chairman
Beaver Dam Coal Company
Board Member since 1986
N*, A, C

Lawrence E. Gloyd, 69
Rockford, Illinois
Retired - Chairman of the Board
Chief Executive Officer
CLARCOR
Board Member since 1987
C*, N

William M. Jordan, 58
Irving, Texas
President, C.O.O. (Retired)
Flowserve Corporation
Board Member since 1995
C, I

Franklin J. Lunding, Jr., 63
Monterey, California
Attorney
Private Practice
Board Member since 1972
A,I

Anthony A. Massaro, 57
Cleveland, Ohio
Chairman of the Board
Chief Executive Officer
The Lincoln Electric Company
Board Member since 1997
A,C

A Member of the Audit Committee
C Member of the Compensation Committee
I Member of the Investment Committee
N Member of the Nominating Committee
* Chairman

Corporate Officers

Timothy C. Brown
Chairman of the Board
President
Chief Executive Officer

Bernard R. Berntson
Vice President
General Manager
North American Pump
and Compressor Group

Peter H. Bissinger
Vice President
General Manager
European Pump
and Compressor Group

Laurie S. Lyons
Vice President
Corporate Communications

Phillip J. Stuecker
Vice President, Finance
Chief Financial Officer
Secretary

Roger P. Whitton
Controller

Ronald D. Wiseman
Treasurer
Assistant Secretary

Group Managers and Headquarters

Bernard R. Berntson
North American Group
Sheboygan, Wisconsin

Peter H. Bissinger
European Group
Puchheim, Germany

Gareth D. R. Jones
Asia Pacific Group
Hong Kong, China

Location Managers

Warren R. Beese
Managing Director
Alton, England

Donald B. Cameron
General Manager
Oberdorfer Pumps

John R. Kuecker
Operations Manager
Monroe, Louisiana

Mickey Matsuoka
Sales Manager
Yokohama, Japan

Klaus P. Moeger
General Manager
European Operations

William D. Monahan
General Manager
Welch Vacuum

Manufacturing

Sheboygan, Wisconsin
Monroe, Louisiana
Skokie, Illinois
Syracuse, New York
Puchheim, Germany
Memmingen, Germany
Wuppertal, Germany

Manufacturing, Sales and Distribution

Sheboygan, Wisconsin
Monroe, Louisiana
Skokie, Illinois
Syracuse, New York
Puchheim, Germany
Memmingen, Germany
Wuppertal, Germany
Hong Kong, China
Alton, England
Yokohama, Japan
Sirnach, Switzerland
Sydney, Australia
Bologna, Italy
Taipei, Taiwan
Mexico City, Mexico

Shareholder Information

Thomas Industries Inc.
A Delaware Corporation

Executive Office
4360 Brownsboro Road
Suite 300
Louisville, Kentucky 40207
Telephone: 502-893-4600

An Equal Opportunity Employer

Annual Meeting
The annual meeting will be held at 10 a.m. on Thursday, April 18, 2002, at The Hyatt Regency Hotel, Louisville, Kentucky.

A notice will be mailed to each shareholder.

Stock Exchange
New York Stock Exchange
Symbol - TII

Web Site
www.thomasind.com

Form 10-K Report
Any beneficial shareholder will be furnished a copy of the Company's annual report on Form 10-K to the Securities and Exchange Commission, without exhibits, at no charge, upon written request to:

Phillip J. Stuecker,
Secretary, at the Company's
Executive Office.

Transfer Agent and Registrar
National City Bank
Dept. 5352
Corporate Trust Operations
P.O. Box 92301
Cleveland, Ohio 44193-0900
800-622-6757

Direct Deposit of Cash Dividends
For information concerning the Thomas Industries Inc. Direct Deposit of Cash Dividends service, please contact:

National City Bank
Dept. 5352
Corporate Trust Operations
P.O. Box 92301
Cleveland, Ohio 44193-0900
800-622-6757

Automatic Dividend Reinvestment Plan
An Automatic Dividend Reinvestment Plan, administered by National City Bank, is available to shareholders. The plan provides a convenient, low-cost method for shareholders to increase their ownership in Thomas Industries Inc. common stock. In addition, shareholders who elect to participate can make optional cash payments to purchase more Thomas Industries Inc. shares. Participation may begin with any regularly scheduled dividend payment if an authorization form is completed and returned to the administrator prior to the dividend record date. Shareholders wishing further information may contact:

National City Bank
Corporate Trust Operations
P.O. Box 94946
Cleveland, Ohio 44101-4946
800-622-6757

TII
Listed
NYSE
THE NEW YORK STOCK EXCHANGE



In Fond Memory

On January 7, 2002, Walter S. Davis, former Chairman of the Board of Thomas Industries passed away at the age of 77.

Mr. Davis was a member of Thomas Industries' Board of Directors from 1974 until the time of his retirement in 1995. He took the helm as Chairman from Lee B. Thomas in 1987, and led the Company through a time of transition to a new focus on two core business – lighting and pumps/compressors.

As an outside director, Mr. Davis was also a highly respected labor attorney and partner in the Milwaukee firm of Davis & Kuelthau S.C. During World War II he served as a B-24 navigator in Europe, flying with the U.S. Army Air Corps. He will be remembered for his down-to-earth style, his humor, and his compassion. He served the Company with vision and integrity, and our success today is in great part a tribute to the leadership and direction that he provided over the years.

We extend our heartfelt condolences to his wife Betty, his two daughters and his three sons. Walter will be truly missed by all those who knew him.



A Special Thank You

The Board of Directors and Management of Thomas Industries would like to thank Mr. Gene P. Gardner for the valuable contribution he has made to the Company during his years of service on the Board of Directors. He has chosen to retire as a director effective April 18, 2002. Since 1986, Gene has provided exceptional service to the Board and his friendship and counsel have been greatly appreciated.

Report designed by Black & White Design, Louisville, Kentucky

THOMAS®
INDUSTRIES INC.

4360 Brownsboro Road, Suite 300
Louisville, Kentucky 40207
Telephone: 502-893-4600
www.thomasind.com